UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 21, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, August 21, 2020.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Electronic Open Market)

Re.: Material fact. Section 4, Chapter II, Title II of Comisión Nacional de Valores Rules (New Text 2013). Appointment of Board Members and Statutory Audit Committee Members. Appointment of Member of the Executive Committee.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that in TGS’ General Shareholders Meeting held on this date Mrs. María Carolina Sigwald was appointed Regular Director and Mr. Gustavo Mariani, Mrs. Victoria Hitce, Mr. Martín Irineo Skubic and Ms. Emilse Alejandra Juárez were appointed Alternate Directors. Furthermore, Mr. Pablo Fabián Waisberg and Mr. Fernando Pedro Tetamanti were appointed Regular and Alternate Statutory Audit Committee members, respectively.

We hereby also inform that in the Board of Directors’ Meeting held today Mrs. María Carolina Sigwald was appointed member of the Executive Committee, and therefore said Committee is comprised of the following members: Mr. Horacio Jorge Tomás Turri as Chairman of TGS, Mr. Luis Alberto Fallo as Vice Chairman of TGS, and Mr.  Pablo Viñals Blake and Mrs. María Carolina Sigwald as Regular Directors.

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 21, 2020.